Exhibit 99.103

Titan Mining Advances Toward NYSE American Listing

Gouverneur, NY – October 27, 2025 – Titan Mining Corporation (TSX: TI; OTCQB: TIMCF) (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, a key component in the broader rare earths and critical minerals ecosystem, today announced that it is advancing rapidly toward listing on the NYSE American, with required administrative steps now well underway.

In connection with the listing, Titan’s Board has approved a consolidation on the basis of one new Common Share for every 1.5 existing Common Shares (the “Consolidation”), subject to approval of the Toronto Stock Exchange (the “TSX”).

The Consolidation is being undertaken solely to align Titan with typical U.S. market standards. It will not affect any shareholder’s proportionate ownership of Titan. Following the Consolidation, final approval of the NYSE American, and the filing effectiveness of the Company’s Form 40-F registration statement with the United States Securities and Exchange Commission, Titan expects its Common Shares to begin trading on the NYSE American under the symbol “TII”. Trading on the OTCQB under the symbol “TIMCF” will continue until the commencement of trading on the NYSE American. Trading on the TSX will continue under the symbol “TI”.

Further details regarding the Consolidation will be made available in the coming days.

Rita Adiani, President and Chief Executive Officer, commented:

“Securing NYSE American pre-clearance is a key milestone in Titan’s growth trajectory. We look forward to expanding our U.S. investor base as we advance development of a leading U.S.-focused critical-materials platform anchored in New York State.”

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including completing the Consolidation and the terms thereof; details of the Consolidation being made available in the coming days; listing and trading on the NYSE American; future trading symbols; expanding our U.S. investor base; and future advancement of a leading U.S.-focused critical-materials platform anchored in New York State. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE American listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of our technical studies; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.